UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.
Publicly held company
CNPJ N.º 02.429.144/0001-93 - NIRE 353.001.861-33

EXCERPT FROM THE MINUTES OF THE 189TH BOARD OF DIRECTORS MEETING

HELD ON NOVEMBER 30, 2011

1. DATE, TIME AND PLACE: At 30 (thirty) days of the month of November 2011, at 10:00 a.m. (ten hours), at the headquarters of CPFL Energia S.A. (("CPFL Energia" or "Company"), located at Rua Gomes de Carvalho, No. 1510, 14th floor, in the City of São Paulo, State of São Paulo.

2. CALL: The meeting was called pursuant to Paragraph 2 of Article 18 of the Bylaws of CPFL Energia S.A.

3. ATTENDANCE: All members of the Board of Directors ("Board") and the President of the Company. Participating in the meeting, in part, were the Vice President of Finance of the Company and the President of CPFL Renováveis S.A.

4. PRESIDING: Head Table Chairman - Murilo Passos and Secretary - Wilson Ferreira Jr.

5. SUBJECTS DISCUSSED AND RESOLUTIONS:

The reading of the Agenda, already being known to all those present, was waived and it was resolved that the minutes of this meeting would be drawn up in summary form, providing the participants the right to freely register their thoughts and dissents, which would be maintained on file at the Company's headquarters and its publication approved in the form of a summary, with the signatures of the members of the Board being omitted.

The votes of the members of the Board appointed by the controlling shareholders shall be computed pursuant to items 5.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

As regards the topics on the agenda, the Board considered the following matters and made unanimous resolutions on the following issues:

 (i)        Took Cognizance of the activities of the Management Processes, Personnel Management and the Budget Committees for the month of November;

(ii)       Took Cognizance of the material facts for the month as reported by the Company's CEO;

(iii)      Approved  the minutes of the 186th, 187th and 188th meetings of the Board, held on October 26, November 10 and November 16 p.p.;

CPFL ENERGIA S.A.
Publicly held company
CNPJ N.º 02.429.144/0001-93 - NIRE 353.001.861-33

(iv)      Approved  the letter "q" of Article 18 of the Company's Bylaws, the Annual Audit Plan for fiscal year 2012 and respective budget ("the Plan"), which were previously examined by the Process Management Committee and the Fiscal Council;

(v)       Ratified,  as direct and indirect shareholder of CPFL Comercialização Brasil S.A ("CPFL Brasil") and Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional") in accordance with lines "p" and "o" of Article 18 of the Bylaws of the Company and in accordance with Board of Executive Officers Resolution no. 2011076: (v.i)  the acquisition by CPFL Meridional of electric power from an incentivated source, with a 50% (fifty percent) reduction in the Rate of Use of the Distribution System (TUSD) and the Rate of Use of the Transmission System (TUST), of Vale Energia S.A. ("Vale"), through Auction Sale No. 01/2011 ("the Vale Contract") and (v.ii)  the assignment of the Vale Contract, by CPFL Meridional, to CPFL Brasil, as well as the establishment of a guarantee in the form of a bank surety;

(vI)      Approved, in accordance with Board of Executive Officers Resolution No. 2011066 and No. 2011051, of the Company and CPFL Geração de Energia S.A. ("CPFL Geração"), respectively, and in accordance with the provisions of the letters "p" and "u" of Article 18 of the Bylaws, the intervention of the Company, as an indirect shareholder of Foz do Chapecó Energia S.A. ("Foz de Chapecó") and guarantor of 60% (sixty percent) of the supplemental amount to be financed by Foz de Chapecó through a direct operation with the Banco Nacional de Desenvolvimento Economico e Social ("BNDES") in the total amount of R$ 10,022,400.00 (ten million, twenty-two thousand and four hundred reais), of which 51% (fifty one percent) refers to the ownership interest held by CPFL Geração and 9% (nine percent) ownership interest held by Companhia Estadual de Energia Elétrica ("CEEE") in Foz de Chapecó, at the cost of the TJLP (Long Term Interest Rate) plus a spread of 2.39% p.a. (two point thirty-nine hundredths of a percent), monthly interest payments and amortization as of April 2012 ("the BNDES Contract"), whose funds are earmarked for the installation of a Lowering System, recommending a favorable vote by its representatives on the Boards of Directors of Foz de Chapecó and CPFL Geração to the signing of the BNDES Contract as Beneficiary and Intervenor, respectively, pursuant to the terms and conditions of the Decision of the Board of the BNDES No. 991/2011, of October 25 p.p., and

(vii)     Recommended  to the Company's representatives on the boards of administration of the subsidiaries and at the General Meetings/Partners Meetings, voting in favor of approving the following matters: Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Rio Grande Energia S.A. (“RGE”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”); Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Luz e Força de Mococa (“CPFL Mococa”), CPFL Geração and CPFL Brasil – DECLARATION OF INTEREST ON OWN EQUITY (Corporate Resolution nº 2011074-C); CPFL Bio Anicuns S.A. (“CPFL Bio Anicuns”); CPFL Bio Itapaci S.A. (“CPFL Bio Itapaci”), Sul Geradora S.A. (“Sul Geradora”), CPFL Jaguariúna S.A. (“CPFL Jaguariúna”), CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”), CPFL Atende Centro de Contatos e Atendimento Ltda. (“CPFL Atende”) and Chumpitaz Serviços S.A. (“Chumpitaz”) – CAPITALIZATION OF AFACs and LOANS (Corporate Resolution nº 2011075-C); CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari and RGE - AMENDMENT OF THE SUPPLY CONSTRACTS FOR TRANSFORMERS Nos. 4600021584, 4600021585, 4600021590, 4600021586, 46000587, 46000589, 46000588 and 4600002056 (Corporate Resolution No. C-2011076-C).

CPFL ENERGIA S.A.

Publicly held company

CNPJ N.º 02.429.144/0001-93 - NIRE 353.001.861-33

6. CLOSURE: There being no further business, the meeting was adjourned, these minutes were drawn up, read, approved and signed by the Members present and the Secretary. Murilo Passos, Ivan de Souza Monteiro, Francisco Caprino Neto, Claudio Borin Guedes Palaia, Renê Sanda, Carlos Alberto Cardoso Moreira, Ana Dolores M. Carneiro de Novaes and Wilson Ferreira Jr.

I hereby certify that this is a summary of the original minutes as recorded in the Minutes Book.

Wilson Ferreira Jr.

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 14, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.